DIANE D. DALMY
                                ATTORNEY AT LAW
                             8965 W. CORNELL PLACE
                           LAKEWOOD, COLORADO 80227
                           303.985.9324 (telephone)
                           303.988.6954 (facsimile)
                          email: ddalmy@earthlink.net


February 20, 2012


Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn: 	Amanda Ravitz-Branch Chief - Legal

Via Edgar Correspondence

RE:	Ballroom Dance Fitness, Inc.
	Amendment No. 11 to Registration Statement on Form S-1
	Filed January 24, 2012
	File No.: 333-167249

Dear Ms. Ravitz:

In accordance with the comment letter dated February 6, 2012 (the "SEC Comment Letter") regarding the registration statement on Form S-1 (the "Registration Statement") for Ballroom Dance Fitness, Inc., a Nevada corporation (the "Company"), please find below our responses to the SEC Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the SEC Comment Letter. Also, please be advised that the Company has filed Amendment No. 12 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.

Summary, page 5

1. 	In accordance with the staff's request, please be advised that the requested disclosure has been made regarding the interim period ended September 30, 2011 and limited revenue to date.

2. 	In accordance with the staff's request, please be advised that disclosure has been added regarding the "certification" process.

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Securities and Exchange Commission
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February 20, 2012


Risk Factors, page 9

3.	Please be advised that in light of the fact there is no governmental and/or regulatory body which provides processes for certification of dance instructors and that the Company has disclosed its internal process of certification entailing a one-day class, the Company is of the position that a risk factor of this nature may not be necessary and provides duplicative disclosure. Therefore, a new risk factor has not been added as the Company does not deem this to be a risk to an investor and potential loss of investment.

We will need to obtain additional financing, page 10

4. 	In accordance with the staff's request, please be advised that the disclosure has been revised accordingly.

Results of Operation, page 32

5. 	In accordance with the staff's request, please be advised that the disclosure has been revised accordingly.

6. 	In accordance with the staff's request, please be advised that a comparative discussion of operating results for each period for which financial statements have been filed has been provided.

Liquidity and Capital Resources, pate 32

7.	In accordance with the staff's request, please be advised that the calculation of working capital deficit as of September 30, 2011 has been disclosed.

Cash Flows from Operating Activities, page 32

8. 	In accordance with the staff's request, please be advised that all financial data has been revised to correspond to financial statements.

Report of Independent Certified Public Accountants, page F-1

9. 	In accordance with the staff' request, please be advised that the financial statements referenced within the audit report refer precisely to the titles on the financial statements.

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Securities and Exchange Commission
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February 20, 2012


10. 	In accordance with the staff's request, the disclosure has been revised to delete reference to the statement of stockholders' equity for the nine-month period ended November 30, 2011.

11. 	In accordance with the staff's request, please be advised that the disclosure has been revised to statement that cumulative balances were reviewed.

12. 	Please be advised the Company's auditors have informed me that they had management respond to a questionnaire about internal control. The auditors also discussed with management their internal control procedures for the Company as well as interviewed the previous auditor and the Company's outside accountant. The Company's auditors reviewed the general ledger for the period as well as bank statements and check register to tie out cash, payables, due to shareholders, income and expense accounts. Accounts payable were confirmed with payees. Detail for the equity account was also reviewed by the Company's auditor.

13. 	Please be advised the Company's auditors have informed me that they have expressed confidence the financials are accurate and that the input and review of the public filings in the future by management, including the auditors, needs to be more thorough.

Exhibit 23.1

14. 	In accordance with the staff's comments, please be advised that all report dates referenced in the consent of the independent registered public accounting firm match the date on the report in the document.

15. 	In accordance with the staff's comments, please be advised that Hamilton
PC and Pollard have each consented to the reference under "Changes in and Disagreements with Accountants and Financial Disclosure" and Pollard also consented to reference under "Experts".

Thank you for your attention in this matter.

Sincerely,

/s/ Diane D. Dalmy
Diane D. Dalmy

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